EXHIBIT 32(a)

CERTIFICATION PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002 (18 U.S.C. SECTION 1350)

In connection with the Quarterly Report of PACCAR Inc (the "Company") on Form 10-Q for the quarter ended June 30, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned certify, pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. section 1350), that to the best of our knowledge and belief:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date August 8, 2003   By   /s/ Mark C. Pigott
                                                   Mark C. Pigott
                                                   Chairman and
                                                   Chief Executive Officer
                                                   PACCAR Inc

                                             By   /s/ Michael A. Tembreull
                                                   Michael A. Tembreull
                                                   Vice Chairman
                                                   PACCAR Inc
                                                   (chief financial officer)

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.